Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132475

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED MARCH 16, 2006

MELLON FINANCIAL CORPORATION

2,800,221 SHARES OF COMMON STOCK

($0.50 par value)

This prospectus supplement to the prospectus dated March 16, 2006 relates to offers and sales from time to time by the selling shareholders named herein as described under “Plan of Distribution” of up to 2,800,221 shares of common stock of Mellon Financial Corporation. The selling shareholders received these shares from us under a share acquisition agreement dated May 17, 2006, and amended thereafter, which we refer to as the share acquisition agreement. We agreed to register these shares of our common stock for resale by the selling shareholders. The selling shareholders will receive all of the proceeds from sales of shares of our common stock covered by this prospectus supplement, and we will not receive any of the proceeds.

Our common stock trades on the New York Stock Exchange, which we refer to as the NYSE, under the trading symbol “MEL”. On September 29, 2006, the closing price of our common stock on the NYSE was $39.10 per share.

The selling shareholders may sell the shares of our common stock at various times and in various types of transactions. See “Plan of Distribution.” The prices at which the shares may be sold, and any commissions paid in connection with any sale, may vary from transaction to transaction. We understand that the Securities and Exchange Commission, which we refer to as the SEC, may, under certain circumstances, consider persons reselling any shares of our common stock and dealers or brokers handling a resale of shares of our common stock to be “underwriters” within the meaning of the Securities Act of 1933.

Neither the SEC, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price (1)	Amount of Registration Fee(2)
Common Stock, par value $0.50 per share, together with any associated preferred stock rights	$109,292,625.63	$11,694.31

(1)	Estimated for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act based upon the average of the high and low price of our common stock on September 29, 2006.
(2)	Calculated in accordance with Rule 457(r) under the Securities Act.

The date of this prospectus supplement is October 2, 2006.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed and traded on the NYSE under the symbol MEL. The following table sets forth for the periods indicated the high and the low sales prices of our common stock, as reported on the NYSE Composite Tape, and the cash dividends declared per share for the periods indicated.

	Sales Price Per Share		Dividends Per Share
	High	Low
2004
First Quarter	$34.13	$30.09	$.16
Second Quarter	32.75	27.06	.18
Third Quarter	29.50	26.90	.18
Fourth Quarter	31.62	26.47	.18
2005
First Quarter	31.24	27.83	.18
Second Quarter	29.00	26.40	.20
Third Quarter	33.18	28.25	.20
Fourth Quarter	35.15	30.31	.20
2006
First Quarter	37.22	34.11	.20
Second Quarter	38.94	33.40	.22
Third Quarter	39.67	32.78	.22

See the cover page of this prospectus supplement for the last sales price of our common stock reported on the NYSE Composite Tape as of September 29, 2006.

Dividends on our common stock will be determined in light of our results of operations, financial condition, regulatory constraints and other factors deemed relevant by our board of directors. Payments of dividends on our common stock may be subject to any preferential rights under any of our preferred stock that may be outstanding from time to time. See “Description of Capital Stock” below.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholders. All proceeds from the sale of the shares of common stock will be received by the selling shareholders.

SELLING SHAREHOLDERS

The following table provides information about the beneficial ownership of our common stock by the selling shareholders as of the date of this prospectus supplement, including the names of the selling shareholders, the number of shares of common stock beneficially owned by the selling shareholders, the maximum number of shares of common stock which may be offered for sale by the selling shareholders which may or may not be actually sold and the number of shares to be beneficially owned by the selling shareholders after the completion of the offering of such maximum number (assuming that the total number of shares which may be offered for sale by each selling shareholder is sold). The selling shareholders received the shares in connection with the sale to our subsidiary of a company in which they were shareholders. The information provided in the table below with respect to the selling shareholders has been obtained from the selling shareholders, and we have not sought to verify this information.

Name of Selling Shareholders	Number of Shares of Common Stock Beneficially Owned by the Selling Shareholders Prior to the Offering (1)(2)	Maximum Number of Shares of Common Stock which may be Offered (3)(4)	Shares Beneficially Owned After Offering
Walter Grant Scott	2,450,280	2,450,280	0
Marilyn Ruth Harrison	349,941	349,941	0

(1)	As described above, all of the shares in this column were issued by us to the selling shareholders pursuant to the share acquisition agreement.
(2)	The company previously owned by the selling shareholders which was sold to our subsidiary under the share acquisition agreement may hold positions in shares of our common stock for its customers in the ordinary course of its asset management business.
(3)	The two selling shareholders have jointly agreed not to dispose of more than 500,000 shares of our common stock in any period of twenty four hours. Each selling shareholder has agreed that any dispositions of the common stock made by him or her on or before November 1, 2006 will be made without use of special selling efforts and methods and in ordinary unsolicited brokerage transactions.
(4)	If the sterling equivalent of the net proceeds received by either of the selling shareholders upon his or her resale of the shares of common stock on or before October 23, 2006 is less, on a per share basis, than £20.89, we have agreed to pay such selling shareholder the difference in cash.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock is 800,000,000 shares of common stock, par value $0.50 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share. As of June 30, 2006, 411,438,559 shares of our common stock were issued and outstanding, and no shares of our preferred stock were issued and outstanding.

The following discussion describes certain provisions of our restated articles of incorporation, as amended, and our shareholder protection rights agreement, as amended.

Common Stock

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of any funds legally available for dividends. Holders of our common stock are also entitled, upon our liquidation, and after satisfaction of claims of creditors and any class or series of preferred stock outstanding at the time of liquidation, to receive pro rata our net assets. We pay dividends on our common stock only if we have paid or provided for all dividends on any outstanding series of preferred stock, for the then current period and, in the case of any cumulative preferred stock, all prior periods.

Our preferred stock will have preference over our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation or dissolution. Our preferred stock also may have such other preferences as may be fixed by our board of directors.

We have issued $1.03 billion plus £200 million aggregate principal amount of junior subordinated debentures to business trusts whose common capital stock we own. The trusts have in turn issued preferred securities to outside investors. If we were to defer the payment of interest on these debentures, we would be prohibited under the terms of the debentures, until such interest is paid, from paying dividends on or repurchasing our common stock. We believe the possibility of such deferral is remote.

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power, except as our board of directors may provide with respect to any class or series of preferred stock that our board of directors may hereafter authorize. See “Preferred Stock.” Shares of our common stock are not redeemable, and have no subscription, conversion or preemptive rights.

Our common stock is listed on the NYSE. Outstanding shares of our common stock are validly issued, fully paid and non-assessable. Holders of our common stock are not, and will not be, subject to any liability as shareholders.

Shareholder Protection Rights Agreement

In 1996, we declared, payable October 31, 1996, a dividend of one right for each outstanding share of common stock, or shares issued thereafter prior to the occurrence of a triggering event, pursuant to a shareholder protection rights agreement, which we refer to as the rights agreement. On October 19, 1999, we amended and restated the rights agreement.

The rights are not currently exercisable, trade only with the common stock and are evidenced only by the common stock. The rights would separate and become exercisable only when:

•	a person or group acquires 15% or more of our common stock; or

•	ten days after a person or group commences a tender offer that would result in ownership of 15% or more of our common stock.

At that time, each right would entitle the holder to purchase for $135 one one-hundredth of a share of participating preferred stock, which is designed to have economic and voting rights generally equivalent to one share of common stock.

Should a person or group actually acquire 15% or more of our common stock, each right held by the acquiring person or group or their transferees would become void and each right held by our other shareholders would entitle those holders to purchase for the exercise price a number of shares of our common stock having a market value of twice the exercise price.

At any time after a person or group has become a 15% beneficial owner and acquired control of our board of directors, if we are involved in a merger or similar transaction or sale of assets to any person or group, each outstanding right would then entitle its holder to purchase for the exercise price a number of shares of such other company having a market value of twice the exercise price. In addition, if any person or group acquires 15% or more of our common stock, we may at our option and to the fullest extent permitted by law, exchange one share of our common stock for each outstanding right.

The rights are not exercisable until and unless one of the above events occur and will expire on October 31, 2006, unless earlier exchanged or redeemed by us. We may redeem the rights for one cent per right under certain circumstances.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Restrictions on Ownership

The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, or any other holder that otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Pennsylvania Anti-Takeover Law and Certain Articles of Incorporation and By-law Provisions

Under Pennsylvania law, we may not at any time engage, except in certain instances, in any business combination with any interested shareholder (a beneficial owner of more than 20% of the outstanding stock entitled to elect directors or an affiliate or associate of us who at any time within the previous five years was the beneficial owner of more than 20% of our outstanding stock entitled to elect directors, excluding, in each case, shares held continuously since January 1, 1983) other than a business combination (i) approved by our board of directors prior to the interested shareholder’s share acquisition date (or where the interested shareholder’s acquisition of shares was previously approved), (ii) approved by the affirmative vote of all of the holders of the outstanding common stock, (iii) approved by holders of a majority of our voting shares (excluding the shares held by the interested shareholder or any associate or affiliate thereof) at a meeting called for such purpose, no earlier than three months after the interested shareholder becomes the beneficial owner of at least 80% of our voting shares if the consideration payable to our shareholders in the business combination complies with certain fair price conditions specified by Pennsylvania law, (iv) approved by a majority of the votes of the shareholders entitled to vote (excluding the shares held by the interested shareholder or any associate or affiliate thereof) at a meeting called for such purpose not earlier than five years after the interested shareholder’s share acquisition date or (v) approved by a majority of the votes of the shareholders entitled to vote at a meeting called for such purpose not earlier than five years after the interested shareholder’s share acquisition date, if the business combination complies with certain fair price conditions specified by Pennsylvania law. The statute does not apply to business combinations with an interested shareholder who was the beneficial owner of at least 15% of our voting stock on March 23, 1988 and remains so to the share acquisition date of the interested shareholder.

Pennsylvania law requires any person who acquires the direct or indirect power to control the vote of at least 20% of the outstanding voting interests in us, to pay any other shareholder who exercises his rights under such law an amount equal to the fair value of the voting shares held by such other shareholder as of the date of the transaction pursuant to which the control person gained such control. Under legislation enacted in February 2006, shares acquired from us in a transaction exempt from securities registration do not count toward such 20% threshold.

In addition, under our articles of incorporation and by-laws we have:

•	A staggered board of directors so that it would take three successive annual meetings to replace all of our directors;

•	Advance notice requirements for shareholder proposals and nominations;

•	No provision permitting shareholder action through less than unanimous written consent;

•	A requirement that special meetings of shareholders be called only by our chairman, chief executive officer, president, or board of directors;

•	Limitations on the ability of shareholders to amend, alter or repeal our by-laws;

•	Authority in the board of directors to issue, without shareholder approval, our preferred stock on terms as our board of directors may determine; and

•	Limitations on the ability of shareholders to remove directors.

During 2006, our board of directors and Robert P. Kelly, our chairman, president and chief executive officer, are conducting a thorough review of all our corporate governance arrangements that relate to unsolicited takeover efforts. Our board of directors and Mr. Kelly believe that it is important that this review be thorough and that an appropriate amount of time needs to be allocated to the process. The board has determined, however, that regardless of any other results of this review and analysis, it will propose as a management proposal to the shareholders for a vote at the 2007 annual meeting of shareholders and recommend in favor of an amendment to the by-laws to declassify the board of directors. Once fully phased in, with the phase-in beginning with the election of directors in 2007, the entire board of directors will stand for election at each annual meeting.

Preferred Stock

Our articles of incorporation permit our board of directors to authorize the issuance of up to 50,000,000 shares of preferred stock, par value $1.00 per share, in one or more series.

Our board of directors can divide the preferred stock into series and determine the designation and the rights and preferences of each series. Accordingly, without shareholder approval, our board of directors can authorize the issuance of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of our common stockholders. None of our preferred stock is currently outstanding.

Shares of preferred stock outstanding may have preference over and be senior to the rights of our common stock with respect to the payment of dividends and the distribution of assets if we dissolve, liquidate or wind up our affairs.

PLAN OF DISTRIBUTION

The selling shareholders may, but are under no obligation to, sell from time to time the shares of our common stock listed under “Maximum Number of Shares of Common Stock which may be Offered” in the “Selling Shareholders” table above. Sales by the selling shareholders may be made on the NYSE or other securities exchanges on which our common stock is traded, in the over-the-counter market or otherwise. The timing and amount of sales will likely depend on market conditions and other factors. The sale prices may be market prices prevailing at the time of sale, negotiated prices or fixed prices. Subject to the limitations described under the “Selling Shareholders” table above, sales may involve:

•	sales to underwriters who will acquire shares for their own account and resell them;

•	cross or block transactions in which a broker or dealer will attempt to sell the shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

•	purchases and resales by a broker or dealer as principal for its own account;

•	an exchange distribution in accordance with the rules of any stock exchange;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	means other than established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	transactions in options, swaps or other derivatives that may not be listed on an exchange;

•	the creation or settlement of hedging transactions;

•	privately negotiated transactions; or

•	transactions to cover short sales.

Brokers and dealers may receive compensation from the selling shareholders or purchasers of shares, or both, in connection with these transactions, and this compensation may be in excess of customary commissions. The selling shareholders and any other person that participates in the distribution of these shares may be deemed to be underwriters under the Securities Act.

If the selling shareholders engage an underwriter in connection with the sale of the shares, to the extent required, this prospectus supplement will be supplemented to describe the number of shares being offered and the terms of the offering, including the names of the underwriters, the public offering price, and any compensation to underwriters, dealers or agents.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for Mellon by Carl Krasik, General Counsel and Secretary for Mellon. Mr. Krasik also is a shareholder of Mellon and holds options to purchase additional shares of common stock of Mellon.

MELLON FINANCIAL CORPORATION

2,800,221 SHARES OF COMMON STOCK

($0.50 par value)

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED MARCH 16, 2006

October 2, 2006

Mellon Financial Corporation

Prospectus

Common Stock

($0.50 par value)

Shares of our common stock may be sold from time to time by selling shareholders. We will not receive any proceeds from the sale by selling shareholders of their shares of common stock. We will provide information regarding the selling shareholders in supplements to this prospectus.

The common stock of Mellon Financial Corporation is traded on the New York Stock Exchange under the symbol “MEL”.

Our common stock is not a deposit or other obligation of any bank or savings association and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 16 , 2006

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, utilizing a “shelf” registration process. Under this shelf registration process selling shareholders may from time to time sell our common stock in one or more offerings. We will provide a prospectus supplement that will contain specific information about each selling shareholder and the terms of a particular offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Certain information filed by us with the SEC is also available on our website at http://www.mellon.com. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s public reference rooms in its offices in New York, New York and Chicago, Illinois. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Because our common stock is listed on the NYSE, you may also inspect reports, proxy statements and other information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Section 13(a), 13(c), 14 or (15d) of the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is designated as “furnished”:

•	Annual report on Form 10-K for the fiscal year ended December 31, 2005;

•	Current reports on Form 8-K dated January 18, 2006 (3 filings), January 23, 2006, January 31, 2006 (2 filings) and March 6, 2006;

•	Description of the common stock contained in registration statement on Form 8-A (File No. 1-7410) dated October 15, 1996, as updated by Form 8-A/A dated May 17, 1999 and October 19, 1999;

•	Description of the stock purchase rights set forth in Exhibit 1 to registration statement on Form 8-A/A, dated October 19, 1999; and

•	Mellon’s proxy statement for its 2006 annual meeting dated March 15, 2006.

You may request a copy of these filings at no cost, by writing, telephoning or sending an email to us at the following address:

Mellon Financial Corporation

One Mellon Center, Room 4826

Pittsburgh, Pennsylvania 15258

Attention: Corporate Secretary

Telephone: (412) 234-5000

E-mail: Mellon 10-K/8-K@Mellon.com

FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement contains or incorporates statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements, which may be expressed in a variety of ways, including the use of future or present tense language,

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refer to future events. Our actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements. These statements are subject to certain risks and uncertainties, including but not limited to certain risks described in the documents incorporated by reference. When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made or incorporated in this prospectus and the prospectus supplements. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference into this prospectus and any accompanying prospectus supplement might not occur. You should refer to our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

Forward looking statements in this prospectus and any prospectus supplement speak only as of the date on which such statements are made, and we undertake no obligation to update any such statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale by selling shareholders of their shares of common stock.

SELLING SHAREHOLDERS

Information about selling shareholders, where applicable, will be provided in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

PLAN OF DISTRIBUTION

Each prospectus supplement will describe the method of distribution of the securities.

VALIDITY OF SECURITIES

The validity of our common stock to be offered under this prospectus will be passed upon for us by Carl Krasik, Associate General Counsel and Secretary of Mellon Financial Corporation, One Mellon Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258. Mr. Krasik is a shareholder of Mellon Financial Corporation and holds options to purchase additional shares of Mellon Financial Corporation’s common stock.

EXPERTS

The audited consolidated financial statements of Mellon Financial Corporation and subsidiaries incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2005 and Mellon Financial Corporation’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by KPMG LLP, independent registered public accountants, as set forth in their reports with respect thereto, and are incorporated by reference herein in reliance upon KPMG LLP as experts in accounting and auditing. Subsequent audited consolidated financial statements of Mellon Financial Corporation and subsidiaries, Mellon Financial Corporation’s management’s assessment of the effectiveness of internal control over financial reporting as of the dates of such financial statements and the reports thereon will also be incorporated by reference in this prospectus in reliance upon the authority of the firm providing such reports as experts in doing so to the extent said firm has audited those consolidated financial statements and management’s assessments and consented to the use of their reports thereon in this prospectus.

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